OMV

News Release

January 22, 2004
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV subsidiary Polyfelt strengthens global market leadership and technological edge

- **Leading-edge production plant for high performance geotextiles planned in Linz**
- **International expansion program intensifies**
- **New management since the beginning of 2004: Michel Haudrechy and Andreas Matje**

Polyfelt Ges.m.b.H. (Linz), a fully owned subsidiary of the OMV Group and leading manufacturer of geoplastics for road, railway and tunnel construction, as well as civil and subterranean engineering applications, has announced its intention to strengthen its position as the leading provider of geotextiles in Europe, Southeast Asia and Australia. Polyfelt will invest EUR 11 million in its site in Linz. In the first quarter of 2005, a unique 8,000 ton production plant, manufacturing high performance geotextiles, will be commissioned at the Linz site.

OMV associate managing director Gerhard Roiss comments: "The opening of this new plant gives Polyfelt the opportunity to strengthen its position as the world's pre-eminent geoplastics manufacturer. The plant will enable Polyfelt to exploit the opportunities created by a growing demand around the globe for its products, as well as benefiting from a lower cost base, the application of leading-edge technology and increased productivity."

The planned production plant at the site in Linz is a unique development that bolsters Polyfelt's reputation for the application of state-of-the-art technology. The plant will add a further 4,000 tons per year to the company's existing production capacity, representing over 30% increase on current capabilities. It also widens the product range of Polyfelt, as well as improving its cost position. Finally, the reduction in the need for maintenance that the new technology will enable is set to increase the efficiency of the site without compromising safety and productivity.

International expansion

Polyfelt currently operates international distribution offices in 17 countries. As part of its global growth strategy the company is consequently exploring new markets. A further significant move in this direction was the opening of an office in New Delhi (India) in 2003. Considerable growth potential for Polyfelt products is expected in India in the coming years, especially in the field of traffic infrastructure. Aside from the construction of new roads and the modernization of existing road networks, a number of airports, railway lines and seaports are due to be built or upgraded. Geotextiles is ideal for many of these projects due to local soil conditions. Polyfelt believes that its advanced technological expertise should enable it to gain an even stronger foothold in this market. Polyfelt already engages in one of the biggest single contracts in the company's history in the Indian subcontinent; at the Jamuna Meghna River in Bangladesh, Polyfelt is currently working on a project to strengthen the river's banks. Polyfelt's order volume in connection with this project totals some USD 2.8 million.

New management team

Polyfelt's new management team was appointed at the beginning of 2004. Michel Haudrechy, CEO of Polyfelt subsidiary Bidim S.A.S., was appointed joint manager of Polyfelt, together with Andreas Matje, who had been acting in this capacity since April 2003. Heinz Bocksrucker, the former chief executive officer of Polyfelt, retired at the end of 2003 after 34 years of service.

Michel Haudrechy is the company's spokesperson, with responsibilities ranging from R&D, Marketing and Sales as well as responsibility for Polyfelt subsidiary Bidim S.A.S. (France). Andreas Matje is in charge of Finance & Administration and Production as well as responsible for Polyfelt subsidiary Polyfelt Asia Sdn. Bhd. (Malaysia) and the Australian market.

Notes to editors:

Polyfelt Ges.m.b.H

Linz-based OMV subsidiary Polyfelt is one of the world's leading international geoplastics manufacturers. The company's market share in Europe is 30%. In Southeast Asia, Polyfelt's share exceeds 35%, with some 13% in Asia/Australia. In 1973, Polyfelt entered the market for the development and manufacture of geotextiles for water engineering, road, railway and tunnel construction, as well as reinforced soil, drainages, landfills and other applications.

The company's management, leading-edge production sites and R&D and quality assurance departments are headquartered in Linz. In the 1990s, additional production sites were established in Paris and in Kuala Lumpur (Malaysia). Together with a South-African partner, a joint venture was also founded in Australia.

OMV Aktiengesellschaft, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position from 9% in 2001 to 20% by 2008. In Exploration and Production (E&P) OMV is active in 16 countries on four continents and plans to double its oil and gas production to 160,000 boe/d by 2008. In the Gas segment, OMV operates storage facilities as well as a 2,000 km pipeline system and transports 31 bcm annually to countries like Germany or Italy. The OMV Group also operates integrated chemical and petrochemical plants and holds a 25% stake in Borealis A/S, one of the world's leading polyolefins producers. Other important investments are: 50% of EconGas GmbH, 45% of the BAYERNOIL-Raffinerieverbund (refining network), 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group, the largest private oil company in Romania.

— Ends —

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 40 440-21622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office	Tel. +43 1 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press Office	Tel. +43 1 40 440-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London, Investors	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Sarah Brydon, London, Press	Tel. +44 (207) 367-5127; e-mail: sarah.brydon@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–December and Q4 2003** on March 9, 2004